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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

   Information to be Included in Statements Filed Pursuant to 13d-1(a) and
                Amendments Thereto Filed Pursuant to 13d-2(a)

                               (Amendment No. 8)*


                           Maxcor Financial Group Inc.
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   57772G-10-0
                                -----------------
                                 (CUSIP Number)

                                Gilbert D. Scharf
                                  P.O. Box 1124
                        Ponte Vedra Beach, Florida 32004

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
     ----------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 22, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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                                  SCHEDULE 13D

------------------------------                      ---------------------------
CUSIP No.  57772G 10 0                               Page   2    of  5  Pages
         ---------------                                  ------    ---
------------------------------                      ---------------------------

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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gilbert D. Scharf

-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                     7
    NUMBER OF             SOLE VOTING POWER

     SHARES 1,271,383 (including shares issuable upon currently exercisable Options)

                  -------------------------------------------------------------
                     8
  BENEFICIALLY            SHARED VOTING POWER

    OWNED BY              0

                  -------------------------------------------------------------
                     9
      EACH                SOLE DISPOSITIVE POWER

    REPORTING             1,271,383 (including shares issuable upon currently
                          exercisable Options)

                  -------------------------------------------------------------
                    10
     PERSON               SHARED DISPOSITIVE POWER

      WITH                0

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,271,383 (including shares issuable upon currently exercisable
         Options)

-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                           [ ]

-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.95%

-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

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         Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997, January 13, 1998, December 23, 1998, January 11, 1999 and May 7, 1999),
relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:


Item 3.          Source and Amount of Funds
                 or Other Consideration

The following sentence is hereby added to the end of the first paragraph of Item 4:

         At a meeting of the Issuer's stockholders held on June 9, 1999, the Reporting Person was re-elected as a director of the Issuer to serve a three-year term expiring at the Issuer's annual meeting in 2002.

Paragraph (h) of Item 3 is hereby deleted and replaced in its entirety by the following:

                 (h) On January 4, 1999, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 1,000 shares of Common Stock at a per share price of $1.65625 and 6,300 shares of Common Stock at a per share price of $1.50. On April 16, 1999, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, 10,000 shares of Common Stock at a per share price of $1.50. On each of August 5, 6 and 9, 1999, the Reporting Person purchased (for the account of the Gilbert D. Scharf Living Trust, of which the Reporting Person is sole trustee), in the over-the-counter market through his broker, 5,000 shares of Common Stock (for a total of 15,000 shares over the three days), at per share prices, respectively, of $2.25 on August 5 and 6, 1999, and $2.375 on August 9, 1999. On November 4, 1999, the Reporting Person purchased (for the account of the Gilbert D. Scharf Living Trust), in the over-the-counter market through his broker, an aggregate of 7,500 shares of Common Stock, 5,000 of which were at a per share price of $3.00, and 2,500 of which were at a per share price of $2.75. On November 5, 1999, the Reporting Person purchased (for his IRA accounts), in the over-the-counter market through his broker, an aggregate of 5,000 shares of Common Stock at a per share price of $2.75. On November 10, 12 and 22, 1999, the Reporting Person purchased (for the account of the Gilbert D. Scharf Living Trust), in the over-the-counter market through his broker, an aggregate of 7,000 shares of Common Stock, 1,000 of which were purchased on November 10 at a per share price of $2.50, 1,000 of which were purchased on November 12 at a per share price of $2.5625, and 5,000 of which were purchased on November 22 at a per share price of $2.50.


Item 5.         Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

                 (a) The Reporting Person currently beneficially owns 1,271,383 shares of Common Stock. This number of shares represents: (i) 661,839 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 440,794 shares of Common Stock that are held in the Gilbert D. Scharf Living Trust, of which the Reporting Person is the sole trustee and (iii) 168,750 Options that are currently exercisable. In its Quarterly


                               Page 3 of 5 pages

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         Report on Form 10-Q for the quarterly period ended September 30, 1999, the Issuer reported that a total of 8,337,437 shares of Common Stock were outstanding as of November 11, 1999. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 14.95% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).


                               Page 4 of 5 pages

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                                 SIGNATURE PAGE

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


Dated:  December 9, 1999



                                                   /s/ Gilbert D. Scharf
                                              ---------------------------------
                                                       Gilbert D. Scharf


Page 5 of 5 pages